January 20, 2011

Craig Wilson, Esq.

Senior Assistant,   Chief Accountant

Division of Corporate Finance

The United States Securities & Exchange Commission

100 F Street Northeast,

Washington. D.C.

United States of America,   20549

RE: Form 20-F/A for the Fiscal Year Ended December 31, 2009

Dear Sir:

We are pleased to report that we have come to an agreement with BDO Dunwoody for the issue of the transmittal letter as required by Item 16F.

As per our conversation with Melissa Walsh on Tuesday January 18th, 2011, we have also come to an agreement with BDO Dunwoody with regards to their requirement to formally review the Form 20-F/A in its entirety for an additional fee in order for us to include a newly issued Audit Report Letter for 2008 and 2007.

We have also settled favourably with BDO on all of the outstanding fees, and they have undertaken to provide all documentation necessary to allow us to file via Edgar by Monday, January 31st, 2011.

Yours truly,

“Deborah Fortescue-Merrin”

Deborah Fortescue-Merrin

President & Director.

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